Form 10-K405, Exhibit 13
period 1996-12-31
ELLETT BROTHERS INC
filed 1997-03-31
CIK 902055

                                                                      EXHIBIT 13




                                 Ellett Brothers

                                 Portions of the
                                   1996 Annual
                                     Report

SELECTED FINANCIAL DATA(1)
(in thousands, except per share and other data)

                                                   1996          1995          1994          1993         1992
--------------------------------------------------------------------------------------------------------------
Sales                                          $147,666      $150,411      $160,187      $118,652      $91,216
Income before income taxes                        2,673         7,384         9,722         5,404        2,910
Net income(2)                                     1,687         4,634         6,156         3,415        1,822
Earnings per share(2)(3)                           0.33          0.89          1.29          0.78         0.46
Dividends paid per share(4)                        0.08          0.08          0.18          0.00          N/A
Weighted average number of
     shares outstanding(3)                        5,135         5,230         4,783         4,380        4,000
Working capital                                  55,029        50,512        45,678        31,949       19,052
Total assets                                     73,360        70,275        61,236        46,690       32,701
Long-term debt obligations                       38,484        33,533        30,089        28,773       24,998
Shareholders' equity(5)                          24,637        24,548        20,332         7,507           42

Other data:
Number of business units at year end                145           160           151           134          123
Number of customers served during year(6)        25,890        25,737        20,228        18,197       16,401




(1) Prior to June 9, 1993, Ellett Brothers operated as the outdoor sporting goods division of Ellett Brothers Limited Partnership. For comparison purposes, amounts prior to June 9, 1993 reflect the operations of that division of Ellett Brothers Limited Partnership and thereafter the operations of Ellett Brothers, Inc. Pro forma provisions for income taxes have been made at the corporate statutory rates for periods prior to June 9, 1993.

(2) For comparison purposes, net income for the year ended December 31, 1993 excludes a one-time, non-cash charge of $622, related to income taxes, or $0.14 per share, upon the conversion from a partnership to a corporation.

(3) Earnings per share and weighted average common shares outstanding were computed based on an assumed 4,000 pro forma shares outstanding prior to the conversion from a partnership to a corporation in June 1993, and actual shares outstanding thereafter.

(4) Includes quarterly dividends at $0.02 per share paid in March, June, September and December 1996, 1995 and 1994, and a special dividend at $0.10 per share paid in March 1994.

(5) Amounts prior to December 31, 1993 represent the equity of the natural outdoor sporting goods division of Ellett Brothers Limited Partnership.

(6) Due to the potential for errors in elimination of mutual customers between subsidiaries, the numbers for 1996 and 1995 are approximations. Management feels that any differences are insignificant.


                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

         Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature, are intended to be, and are hereby identified as, "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended by Public Law 104-67. The Company cautions readers that forward looking statements, including without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the SEC.

1996 COMPARED TO 1995

         Sales for the year ended December 31, 1996 were $147.7 million, as compared to $150.4 million in 1995, a decrease of $2.7 million or 1.8%. Included in these amounts were sales from Ellett's subsidiaries, Evans Sports, Vintage Editions and Safesport, of $12.8 million and $9.1 million for the years ended December 31, 1996 and 1995, respectively. During 1996, sales of hunting and shooting sports products declined 5.9% when compared to 1995 sales. Also during 1996, sales of camping, archery and outdoor accessories declined by 6.1% when compared to 1995 sales. The marine accessory group showed continued growth with a 5.1% increase when compared to 1995 sales. Management believes the weak consumer demand in 1995 and 1996 led retailers in the hunting and shooting sports markets to reduce their inventory levels and subsequently purchase inventory on a "Just in Time" basis. Retailers were reluctant to purchase inventory ahead of the typical fall hunting seasons, even with the incentives of extended terms and additional discounts, which contributed to small sales increases in the third and fourth quarters in hunting and shooting sports products. Retailers also reduced their purchases of accessories related to the hunting and shooting sports products which contributed to the decline in the camping, archery and outdoor accessories sales. Management believes that the general slowdown in the hunting and shooting sports industry may continue in the near future.

         Gross profit was $27.0 million for the year ended December 31, 1996, as compared to $28.7 million in 1995, a decrease of $1.7 million or 5.8%. As a percentage of sales, gross profit was 18.3% in 1996, as compared to 19.1% in 1995. The decline in gross profit as a percentage of sales was mainly due to lowering sales prices to remain competitive and stimulate sales within the traditional distribution business. The subsidiaries were affected by unfavorable manufacturing variances which led to a 5.1% decline in gross profit as a percentage of sales. Management expects the competitive pricing pressures to continue in the future, affecting gross profit for the Company.

         Selling, general and administrative expenses in 1996 were $21.4 million (14.5% of sales), as compared to $18.7 million (12.5% of sales) in 1995, an increase of $2.7 million or 14.3%. Increased expenses were incurred as a result of operating the subsidiaries for a full year as compared to a partial year in 1995, relocation of one subsidiary from Denver, Colorado to Newberry, South Carolina, increased costs incurred with the computer equipment and information system upgrades, increased costs of catalog and mini-catalog production and compensation expense recorded for the stock awards to certain officers. Expenses that decreased were directly related to the decrease in sales and profits, such as sales and management bonuses and telephone expense.

         Interest expense in 1996 was $3.3 million (2.2% of sales), as compared to $3.1 million (2.1% of sales) in 1995, an increase of $177,000 or 5.7%. The benefit of lower interest rates in 1996 was more than offset by increased borrowings to operate the subsidiaries and fund the increase in working capital.

         Income tax expense in 1996 was $1.0 million, as compared to $2.8 million in 1995. The effective rate for 1996 was 36.9%, as compared to 37.2% for 1995.

                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 2

1995 COMPARED TO 1994

         Between April and September 1995, the Company acquired substantially all of the assets of two entities (the "Acquired Businesses")-- specialty manufacturers of sporting accessories and nostalgia products, and certain assets of an importer and marketer of outdoor leisure products (see Note 3 to the Financial Statements) and placed the assets into three new subsidiaries. The objective in making these acquisitions was to improve the Company's sales, gross profit and net income by acquiring operations that provide access to new customer bases and channels of distribution, and whose products are complementary to Ellett's products.

         Sales for the year ended December 31, 1995, were $150.4 million, as compared to $160.2 million in 1994, a decrease of $9.8 million, or 6.1%. Included in this amount were $9.1 million in sales from the new subsidiaries from the dates of the respective acquisitions until December 31, 1995. Management believes that the publicity resulting from Congressional debates and subsequent legislation in late 1993 increased public concern about personal safety and the continued availability of certain firearms and ammunition. This heightened public concern produced a significant one-time increase in firearm sales in 1994. In 1995, sales of hunting and shooting sports products declined 20% as a result of being compared to the one-time 1994 sales gains and a general softening in the hunting and shooting sports market at the retail level. The decline in sales of hunting and shooting sports products was offset somewhat by increases in marine accessories sales of 20%, and camping, archery and outdoor accessories sales of 2%. Sales of archery related products increased by $2.2 million over 1994, helping increase total sales of the archery division to almost $4.0 million. The archery sales organization was established in September 1994 to target sales to archery retailers. Management believes that the general slowdown in the hunting and shooting sports industry which has led to difficult sales comparisons in 1995 will extend into 1996, and possibly beyond that.

         Gross profit was $28.7 million for the year ended December 31, 1995, as compared to $29.8 million in 1994, a decrease $1.1 million, or 3.9%. As a percentage of sales, gross profit was 19.1% in 1995, as compared to 18.6% in 1994. The increase in gross profit as a percentage of sales was the result of higher gross profit as a percent of sales generated by the new subsidiaries. Excluding the results of operations for the new subsidiaries, gross profit as a percentage of sales would have been 17.7% for the year ended December 31, 1995. This decline was due primarily to competitive pricing pressures and a larger portion of current year sales being generated by promotional mini-catalogs, in which products are generally sold at lower gross margins. Management believes that these trends in margins as a percent of sales are likely to continue into 1996.

         Selling, general and administrative expenses in 1995 were $18.7 million (12.5% of sales), as compared to $17.7 million (11.1% of sales) in 1994, an increase of $1.0 million, or 5.8%. Expenses increased because of the operation of the new subsidiaries, the new marine distribution facility, and an increase in the number of business units, catalogs, and mini-catalogs. Expenses that decreased were directly related to the decrease in sales, such as sales and management bonuses and net shipping charges.

         In 1995, interest expense was $3.1 million (2.1% of sales), as compared to $2.5 million (1.5% of sales) in 1994. Interest expense increased because borrowings were increased to purchase and operate the new subsidiaries, and to fund the growth in working capital.

         Income tax expense was $2.8 million in 1995, as compared to $3.6 million in 1994. The effective tax rate for 1995 was 37.2%, as compared to 36.7% for 1994.

SEASONALITY AND QUARTERLY INFORMATION

         Historically the Company's business has been seasonal. The sales of hunting and shooting sports products, as well as camping, archery and outdoor accessories, usually increase in the third quarter of each year and peak early in the fourth quarter. Sales of marine accessories usually increase in the first quarter of each year, then peak midway through the second quarter and continue at similar levels through the first half of the third quarter. Operations of the subsidiaries

                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 3 acquired during 1995 have been seasonal, producing significantly higher sales and gross profit during the third and fourth quarters, with losses in the first and second quarters. The Company's quarterly operating results may also be affected by a wide variety of factors, such as legislative and regulatory changes, competitive pressures, and general economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of liquidity are results of operations and borrowings under its revolving credit facility. Pursuant to its operating strategy, the Company maintains minimal cash balances and is substantially dependent on, among other things, the availability of adequate working capital financing to support inventories and accounts receivable.

         Net cash used in operating activities was $2.1 million during the year ended December 31, 1996 as compared to net cash provided by operating activities of $1.9 million in 1995. The increase in net cash used in operating activities in 1996 was mainly due to a decrease in net income, accounts payable and accrued expenses, and increases in accounts receivable and inventories. The inventory increase was primarily driven by increases in the subsidiary operations due to slower fourth quarter sales than anticipated. Accounts receivable increased in the distribution business due to the sales increases late in the fourth quarter, and increased use of expanded terms.

         Net cash used in investing activities was $1.4 million during the year ended December 31, 1996 as compared to $5.0 million in 1995. The decrease in net cash used in investing activities was mainly due to the business acquisitions in 1995, offset somewhat by increased purchases of fixed assets in 1996. The increase in purchases of fixed assets was mainly due to computer equipment and information system upgrades.

         Net cash provided by financing activities was $3.3 million during the year ended December 31, 1996 as compared to $3.4 million in 1995. The Company obtained the additional cash needed to fund operations in 1996 by increasing borrowings under its revolving credit facility by $5.4 million. The Company used a portion of these proceeds from the revolving credit facility to make principal payments on long-term debt, to repurchase common stock and to pay dividends.

              Working capital requirements for the Company's traditional distribution business have historically been somewhat seasonal in nature. Accounts receivable have generally increased in the first quarter primarily because of the customary industry practice during the first quarter of each year to offer customers extended payment terms for purchases of certain products, thereby extending the payment due dates for a portion of its sales into the third and fourth quarters of the year. Accounts receivable have generally increased further early in the third quarter as additional 60 to 90 day extended terms have been offered to stimulate sales in advance of the Company's highest volume quarters. Accounts receivable usually decrease in the fourth quarter as payments are received on prior quarters' sales and a larger percentage of current sales are made with shorter payment terms. Inventory generally builds during the first two quarters and peaks in the third quarter to support the higher sales volumes of the third and fourth quarters.

         Working capital requirements have been seasonal for the subsidiaries. Inventories have increased during the first half of the year to accommodate the sales in the third and fourth quarters. Accounts receivable have declined to their lowest point in the second quarter just before the sales increase in the second half of the year.

         During the year ended December 31, 1996, the Company entered into several commitments to upgrade its computer equipment and information systems in the aggregate amount of approximately $1.3 million, of which approximately $550,000 is expected to be paid in lease payments over a three year period. The total cost of the computer upgrades is expected to be approximately $3.0 million.

         Principle maturities on the Company's industrial revenue refunding bonds for 1997, 1998 and 1999 will be $467,000, $517,000, and $567,000, respectively. The annual interest charges, assuming a fixed rate of 10.625%, are $908,000, $859,000, and $804,000 for 1997, 1998 and 1999, respectively (see Note
8 to the financial statements).

              Management believes that cash generated from operations, and available under the Company's revolving credit facility, will be sufficient to finance its operations, expected working capital needs, capital expenditures, debt service requirements, and business acquisitions during 1997 and for the foreseeable future.


                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 4

CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                                                                December 31,
------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                    1996                1995
------------------------------------------------------------------------------------------------------------------

Current assets:
     Cash and cash equivalents                                                        $    139             $   325
     Accounts receivable, less allowance for doubtful accounts of $750
         and $712 at December 31, 1996 and 1995, respectively                           19,716              18,893
     Other accounts receivable                                                             878                 337
     Inventories                                                                        39,756              38,452
     Prepaid expenses                                                                    3,727               3,940
     Deferred income tax asset                                                             591                 293
------------------------------------------------------------------------------------------------------------------
           Total current assets                                                         64,807              62,240
------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost, less
     accumulated depreciation and amortization                                           6,190               5,555
Other assets:
     Intangible assets, at cost, less accumulated amortization                           2,262               2,466
         Other assets                                                                      101                  14
------------------------------------------------------------------------------------------------------------------
           Total other assets                                                            2,363               2,480
------------------------------------------------------------------------------------------------------------------
                                                                                      $ 73,360             $70,275
==================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------

Current liabilities:
     Accounts payable, trade                                                          $  7,909             $ 9,034
     Accrued expenses                                                                    1,356               2,231
     Current portion of long-term debt                                                     513                 463
------------------------------------------------------------------------------------------------------------------
           Total current liabilities                                                     9,778              11,728
------------------------------------------------------------------------------------------------------------------
Revolving credit facility                                                               31,515              26,079
Long-term debt                                                                           6,969               7,454
Deferred income tax liability                                                              461                 466
Commitments and Contingencies (see Note 9 and 13)

Shareholders' equity:
     Preferred stock, no par value (5,000 shares authorized,
        no shares issued or outstanding)                                                   --                  --
     Common stock, no par value (20,000 shares authorized, 5,065 and 5,230 shares issued and outstanding as of December 31, 1996 and 1995,
        respectively)                                                                   12,550              13,487
     Unearned compensation                                                                (250)                --
     Retained earnings                                                                  12,337              11,061
------------------------------------------------------------------------------------------------------------------
           Total shareholders' equity                                                   24,637              24,548
------------------------------------------------------------------------------------------------------------------

                                                                                      $ 73,360             $70,275
==================================================================================================================


The accompanying notes are an integral part of the financial statements.


                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 5

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)



                                                            For the year ended December 31,
----------------------------------------------------------------------------------------------
                                                          1996            1995            1994
----------------------------------------------------------------------------------------------
Sales                                                $ 147,666       $ 150,411       $ 160,187
Cost of goods sold                                     120,683         121,756         130,357
----------------------------------------------------------------------------------------------
            Gross profit                                26,983          28,655          29,830

Selling, general and administrative expenses            21,420          18,744          17,724
----------------------------------------------------------------------------------------------
            Income from operations                       5,563           9,911          12,106
----------------------------------------------------------------------------------------------

Other income (expenses)
     Interest income                                       444             431             367
     Interest expense                                   (3,289)         (3,112)         (2,461)
     Other income (expense)                                (45)            154            (290)
----------------------------------------------------------------------------------------------
                                                        (2,890)         (2,527)         (2,384)
----------------------------------------------------------------------------------------------

            Income before income taxes                   2,673           7,384           9,722

Income tax expense                                         986           2,750           3,566
----------------------------------------------------------------------------------------------
Net income                                           $   1,687       $   4,634       $   6,156
==============================================================================================
Earnings per common share                            $    0.33       $    0.89            1.29
==============================================================================================
Weighted average shares outstanding                      5,135           5,230           4,783
==============================================================================================



The accompanying notes are an integral part of the financial statements.



                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 6

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)


                                                                   Common     Unearned      Retained
                                                                   Stock    Compensation    Earnings        Total
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity at December 31, 1993                        $  5,961       $--         $  1,546       $  7,507

Net income                                                           --          --            6,156          6,156
Dividends paid, $0.18 per share                                      --          --             (857)          (857)
Capital contribution                                                   30        --             --               30
Issuance of 530 shares of common stock
      (net of $719 in offering costs)                               7,496        --             --            7,496

-------------------------------------------------------------------------------------------------------------------
Shareholders' equity at December 31, 1994                          13,487        --            6,845         20,332

Net income                                                           --          --            4,634          4,634
Dividends paid, $0.08 per share                                      --          --             (418)          (418)
-------------------------------------------------------------------------------------------------------------------

Shareholders' equity at December 31, 1995                          13,487        --           11,061         24,548

Net income                                                           --          --            1,687          1,687
Dividends paid, $0.08 per share                                      --          --             (411)          (411)
Repurchase of 223 shares of common stock                           (1,277)       --             --           (1,277)
Issuance of 58 shares of common stock to executive officers           340        (340)          --             --
Amortization of unearned compensation                                --            90           --               90
-------------------------------------------------------------------------------------------------------------------
Shareholders equity at December 31, 1996                         $ 12,550       $(250)      $ 12,337       $ 24,637
===================================================================================================================




The accompanying notes are an integral part of the financial statements

                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 7

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                                               For the year ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         1996               1995               1994
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                                     $   1,687          $   4,634          $   6,156
     Adjustments to reconcile net income to net cash provided
          by (used in) operating activities:
               Depreciation and amortization                                              901                686                584
               Deferred income taxes                                                     (303)              (157)              (172)
               Provision for loss on accounts receivable                                  933                905                887
               Amortization of unearned compensation                                       90               --                 --
               Other                                                                      (17)              --                 --
               Changes in assets and liabilities:
                    Accounts receivable                                                (2,298)            (1,586)            (1,611)
                    Inventories                                                        (1,304)            (2,965)           (14,383)
                    Prepaid expenses                                                      213               (281)             1,256
                    Accounts payable, trade                                            (1,125)               529                 (2)
                    Accrued expenses                                                     (875)               198                259
                    Other assets                                                          (13)               (17)              --
-----------------------------------------------------------------------------------------------------------------------------------
                        Net cash provided by (used in) operating activities            (2,111)             1,946             (7,026)
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Purchase of property and equipment                                                (1,332)              (887)            (1,092)
     Purchase of intangibles and other assets                                            (121)              --                 --
     Proceeds from sale of property and equipment                                          40               --                 --
     Proceeds from sale of intangibles                                                     25               --                 --
     Business acquisitions (see Note 3)                                                  --               (3,971)              --
     Change in industrial revenue refunding bond reserve                                   23               (140)                21
-----------------------------------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities                          (1,365)            (4,998)            (1,071)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Gross borrowings on revolving credit facility                                    154,200            155,314            193,190
     Gross repayments on revolving credit facility                                   (148,764)          (151,363)          (191,762)
     Principal payments on long-term debt                                                (416)              (133)              --
     Principal payments on capital lease obligations                                      (42)               (23)              --
     Net proceeds from sale of common stock                                              --                 --                7,496
     Repurchase of common stock                                                        (1,277)              --                 --
     Dividends to shareholders                                                           (411)              (418)              (857)
     Capital contribution                                                                --                 --                   30

-----------------------------------------------------------------------------------------------------------------------------------
                       Net cash provided by financing activities                        3,290              3,377              8,097
-----------------------------------------------------------------------------------------------------------------------------------
                       Net increase (decrease) in cash and cash equivalents              (186)               325               --
Cash and cash equivalents:
     Beginning of year                                                                    325               --                 --
-----------------------------------------------------------------------------------------------------------------------------------
     End of year                                                                    $     139          $     325          $    --
===================================================================================================================================
     Cash  payments for interest                                                    $   3,246          $   3,050          $   2,452
===================================================================================================================================
     Cash  payments for income taxes                                                $   1,297          $   3,056          $   3,796
===================================================================================================================================
     Non-cash financing activity: lease liability assumed                           $    --            $     118          $    --
===================================================================================================================================


The accompanying notes are an integral part of the financial statements.



                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share data)


1. BASIS OF PRESENTATION

         Ellett Brothers is principally a supplier of goods and customer services to independent retailers who serve the natural outdoor sporting goods market, primarily in the United States. Ellett Brothers' products are diversified among a wide variety of outdoor sporting goods equipment including a wide selection of styles and brand names. During 1995, Ellett Brothers also acquired substantially all of the assets of two entities (the "Acquired Businesses") and certain assets of an importer and marketer (see Note 3) whose products complement Ellett Brothers' existing operations. The assets of each entity were transferred to separate wholly-owned subsidiaries.

2. SIGNIFICANT ACCOUNTING POLICIES

Principals of consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (see Note 3). Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue recognition

         The Company recognizes revenue from product sales at the time of shipment.

Inventories

         Inventories, consisting principally of purchased goods held for resale, are stated at the lower of cost or market, with cost determined under the first-in, first-out (FIFO) method.

Credit risk

         The Company performs ongoing evaluations of its customers and generally does not require collateral. An allowance for doubtful accounts is provided in an amount equal to the estimated collection losses. At December 31, 1996 and 1995 prepaid expenses included prepayments in the amounts of $2,553 and $3,071, respectively, on future purchases of inventory from certain suppliers for which the Company will receive favorable discounts.

Advertising cost

         The Company has elected to expense all advertising cost as incurred or the first time advertising takes place, with the exception of direct response advertising, which is capitalized and amortized over the period of its expected future benefit. At December 31, 1996, the Company did not have any significant amounts capitalized as direct response advertising. The Company incurred total advertising expenditures of $808, $357 and $142 during the years ended December 31, 1996, 1995, and 1994, respectively.

Property, plant and equipment

         Property, plant and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets which range as follows:

               Description                        Years
               ----------------------------------------
               Buildings and improvements         25-39
               Furniture, fixtures and equipment   3-10



                  ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 9

         Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over their estimated useful lives. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon disposition and any resulting gain or loss is reflected in income.

Intangible assets

         Intangible assets principally represent the amount by which costs of acquired net assets exceeded their related fair value ("goodwill") and costs of acquired non-compete agreements. The carrying value of goodwill is reviewed periodically , and if the facts and circumstances suggests that it is impaired, the impairment will be accounted for in accordance with FASB Statement No. 121, "Accounting for Impairment of Long-Lived Assets". The non-compete agreements are being amortized over the original terms of the agreements. Intangible assets are amortized using the following methods and estimated useful lives.

               Description                   Method                 Years
               ----------------------------------------------------------
               Deferred financing costs      Effective interest        20
               Licenses and trademarks       Straight-line         5 - 20
               Goodwill                      Straight-line             10
               Non-compete agreements        Straight-line             10

Fair values of financial instruments

         The Company owns certain debt securities held on deposit with the trustee for payment of interest and principal on the IRB bond (see Note 8). Market values of bond issues outstanding are based on quotes received from securities dealers or the present value of principal and interest payments at the current market rates. The revolving credit facility is carried at current value which approximates the fair market value.

Income taxes

         Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Stock based compensation

         The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of the grant. On January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation"(SFAS
123). As permitted by SFAS 123, the Company has chosen to continue to apply
APB Opinion No. 25 "Accounting for Stock Issued to Employees"(APB 25) and related interpretations in accounting for its stock based compensation. Had compensation cost for the Company's stock based compensation been determined based on the fair value at the grant dates for stock awards consistent with the method of SFAS 123, the impact on the Company's net income and net income per share would not have been material.

Earnings per common share

         Earning per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each year.

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS 128 is designed to improve the earnings per share information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements, and increasing comparability of earnings per share data on an international basis. This pronouncement is effective for periods beginning after December 15, 1997, and is not expected to have a material impact on the Company's financial statements.



                 ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 10

3. ACQUISITIONS AND CONSOLIDATION

         From April to September 1995, the Company purchased substantially all of the assets of two entities - specialty manufacturers of sporting accessories and nostalgia products, and substantially all the accounts receivable and inventory of an importer and marketer of outdoor leisure products. The Company paid $7,077 in cash for these assets and Acquired Businesses, which was the sum of the net amounts due after acquiring $9,091 of assets (primarily accounts receivable, inventory and intangible assets) and assuming $2,014 in liabilities(primarily trade payables, accrued expenses and a $500 liability for relocation costs of acquired inventory). The assets of each entity were transferred to separate, wholly-owned subsidiaries, and the acquisitions were accounted for using the purchase method of accounting, with the excess of the prices paid over the estimated fair value of the assets acquired being recorded as goodwill. The goodwill and non-compete agreements arising from these transactions (see Note 6) are being amortized over 10 years. The results of operations for these entities are included in the income statement from the dates of acquisition.

         The following information presents the unaudited pro forma results of operations for the Company as if the acquisitions described above had occurred on January 1, 1995.

                              For the year ended December 31, 1995
                                                       (Unaudited)
             -----------------------------------------------------
             Pro forma sales                              $157,153
             Pro forma net income                         $  3,437
             Pro forma earnings per share                 $    .66

         Comparative pro forma information for 1994 is not presented because reliable information in accordance with generally accepted accounting principles is not available. The objective of the pro forma information is to show what the effects on the Company's sales, net income and earnings per share might have been had the transactions described above occurred on January 1, 1995. However, the pro forma results of operations are not necessarily indicative of the results of operations the Company would have experienced had such transactions occurred on such date or of results which may occur in the future.


4. INVENTORIES

         Inventories consisted of the following at December 31:


                                                1996         1995
                    ----------------------------------------------
                    Finished goods           $38,283      $37,391
                    Raw materials              1,096          718
                    Work in progress             377          343
                    ----------------------------------------------
                                             $39,756      $38,452
                    ==============================================

5. PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consisted of the following at December 31:

                                                                 1996         1995
          ------------------------------------------------------------------------
          Land                                                $   216      $   216
          Buildings and improvements                            6,751        6,495
          Furniture, fixtures and equipment                     5,202        4,328
          ------------------------------------------------------------------------
                                                               12,169       11,039
          Less accumulated depreciation and amortization        5,979        5,484
          ------------------------------------------------------------------------
                                                              $ 6,190      $ 5,555
          ========================================================================



                 ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 11

6. INTANGIBLE ASSETS

               Intangible assets consisted of the following at December 31:

                                                              1996        1995
                 -------------------------------------------------------------
                 Deferred financing costs                   $  336      $  336
                 Licenses                                      282         356
                 Goodwill                                      528         528
                 Non-compete agreements                      1,700       1,700
                 -------------------------------------------------------------
                                                             2,846       2,920
                 Less accumulated amortization                 584         454
                 -------------------------------------------------------------
                                                            $2,262      $2,466
                 =============================================================


7. REVOLVING CREDIT FACILITY

         On June 10, 1994, the Company entered into a revolving credit facility (the "Agreement") with an affiliate of First Union National Bank of North Carolina, N.A. The Agreement is collateralized by substantially all of the Company's assets other than real estate. The initial term of the Agreement was for three years ending in June 1997. The Agreement was amended on December 23, 1996 to extend the term to January 31, 1998, with automatic one year renewals unless terminated by either party. Effective August 1, 1996 borrowings under the Agreement bear interest at a rate equal to, at the Company's option, prime rate or 2.25% above the 30 or 90 day LIBOR rate. Combinations of these rates can be used for the various loans which comprise the total facility outstanding balance. The interest rates of the facility are subject to change based on changes in the Company's leverage ratio and net income. At December 31, 1996, the interest rate was 7.625%.

         The Agreement provides the Company with a revolving line of credit and letters of credit. The revolving line of credit provides loans of up to 70% of the eligible inventories and up to 85% of eligible receivables. The maximum amount that can be outstanding at any time under the Agreement is $40,000.

         The Agreement contains various restrictions which, among other things, limit capital expenditures and limit cash dividends to 60% of current year net income. The Agreement also requires the Company to meet various minimum financial covenants.

8. LONG-TERM DEBT

               Long-term debt consisted of the following at December 31:


                                                                                              1996          1995
----------------------------------------------------------------------------------------------------------------
     Industrial Revenue Refunding Bonds, Series 1988 ("IRB") collateralized by real estate. Interest at 10.625% due to bond holders semi-annually is required to be deposited with the Trustee monthly in an amount equal to one-sixth of the next interest payment. Beginning September 15, 1995, the Company also began to pay one-twelfth of the next principal payment
          (by way of annual maturity or annual mandatory sinking fund redemption)
          to the Trustee monthly in addition to the interest.                              $ 8,550       $ 8,967

     Industrial revenue refunding bond reserve on deposit with the Trustee
          (market value of $1,133 and $1,169 at 1996 and 1995, respectively).               (1,121)       (1,145)

     Capital lease agreement collateralized by computer equipment. Lease was assumed with the purchase of the Acquired Businesses during 1995. The original cost of the equipment was $138 and the lease requires a total of
          42 monthly payments of $4.                                                            53            95
----------------------------------------------------------------------------------------------------------------
                                                                                             7,482         7,917
     Less, current portion                                                                    (513)         (463)
----------------------------------------------------------------------------------------------------------------

                                                                                           $ 6,969       $ 7,454
================================================================================================================



                 ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 12

         Under the terms of the IRB, the Company is required to maintain a reserve fund with a fair market value in the amount of $1,050 on deposit with the Trustee. The Company may, depending upon market value fluctuations of the bonds held in the reserve fund, be required to make payments to bring the fund up to the $1,050. If for any reason, the reserve fund is in excess of the required amount, such excess may be used to reduce required sinking fund payments. Reserve fund balances may also be used toward the redemption of the outstanding IRB obligations.

         The Company has the option to prepay the IRB in whole or in part on any interest payment date at a premium ranging from 103% to 101% until August 31, 1999, and at par value thereafter. The fair market value of the IRB at December 31, 1996 and 1995 was approximately $9,600, and $10,000, respectively.

         Principal maturities and sinking fund requirements for long-term debt at December 31, 1996 are as follows:

                   For year ending December 31,
                   ---------------------------------------
                   1997                                467
                   1998                                517
                   1999                                567
                   2000                                617
                   2001                                667
                   Thereafter                        4,594
                   ---------------------------------------
                                                    $7,429
                   =======================================

         Under the bond agreement, as amended, annual cash dividends are limited to 60% of annual net income, the required minimum current ratio is 1.17:1 at December 31, 1996 and thereafter, and the required minimum stockholders' equity level (as defined) is $6,000 at December 31, 1996 and thereafter.

         Principal and interest payments related to the capital lease are due in the amounts of $46 and $7 for the years ended December 31, 1997 and 1998. These payments include imputed interest amounts of $4 in 1997.

9. OPERATING LEASES

         The Company entered into three significant leases for computer equipment in conjunction with the first phase of an information system upgrade. The Company incurred $169 in rental expenses related to these leases in 1996. The future minimum lease payments as of December 31, 1996 are as follows:

                     For year ending December 31,
                     --------------------------------------------------
                     1997                                        $  279
                     1998                                           279
                     1999                                           109
                     --------------------------------------------------
                                                                 $  667
                     ==================================================

10. COMMON AND PREFERRED STOCK

         The Company is authorized to issue 20,000 shares of no-par-value common stock. At January 1, 1994, 4,700 shares of common stock were outstanding. The Company completed a follow-on offering in October 1994 and issued an additional 350 shares of its common stock. The Underwriters, in connection with the follow-on offering, also exercised their over-allotment option and the Company issued another 180 shares of common stock in November 1994. At December 31, 1996 and 1995, the Company had 112 and 142 outstanding options, respectively, all of which are fully vested. At December 31, 1996, the 112 options had an exercise price of $7.00 per share which equaled the closing market price on the date of grant. The options may be exercised at any time on or before June 9, 2003. As of December 31, 1996, no options had been exercised.

         The Company reacquired 100, 93, and 30 shares of its common stock in April, July and September of 1996, respectively, and recorded it using the cost method of accounting for treasury stock. During 1996, the Company awarded 58 shares of restricted common stock to two executives of the Company. The restrictions will be released pro-rata over a three to four year period. The stock awards were valued at the market price per share at the time of each award, and unearned compensation was recorded in equity. Compensation expense will be recognized as the awards vest over the three to four year period.

         Additionally, the Board of Directors of the Company is authorized to issue, at its discretion, up to 5,000 shares of preferred stock in one or more series with the number of shares, designation, relative rights and preferences, and limitations to be determined by resolution of the Board of Directors. However, no share of stock of any class shall be subject to preemptive rights or have cumulative voting provisions.

                 ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 13

11.  INCOME TAXES

         Income tax expense (benefit) consisted of the following:

                                      For the year ended December 31,
                -----------------------------------------------------
                                     1996          1995          1994
                -----------------------------------------------------
                Current:
                     Federal      $ 1,186       $ 2,648       $ 3,377
                     State            103           259           361
                -----------------------------------------------------
                                    1,289         2,907         3,738
                -----------------------------------------------------

                Deferred:
                     Federal         (278)         (156)         (112)
                     State            (25)           (1)          (60)
                -----------------------------------------------------
                                     (303)         (157)         (172)
                -----------------------------------------------------
                                  $   986       $ 2,750       $ 3,566
                =====================================================

         Components of the net deferred income tax liability (asset) were as follows:

                                                         As of December 31,
               ------------------------------------------------------------
                                                         1996        1995
               ------------------------------------------------------------
               Depreciation and amortization            $ 415       $ 366
               Bad debt expense                          (225)       (187)
               Inventory capitalization                  (355)        (26)
               Other                                       35          20
               ------------------------------------------------------------
               Total                                    $(130)      $ 173
               ============================================================

         Income tax expense varied from statutory federal income taxes as follows:


                                                 For the year ended December 31,
--------------------------------------------------------------------------------
                                                  1996        1995        1994
--------------------------------------------------------------------------------
Income taxes at 34% statutory federal rate        $909      $2,511      $3,305
State income taxes, net of federal tax benefit      52         172         198
Other                                               25          67          63
--------------------------------------------------------------------------------
Income tax expense                                $986      $2,750      $3,566
================================================================================

12. EMPLOYEE BENEFIT PLAN

         The Company has a 401(k) defined contribution plan (the "Plan") covering substantially all full-time employees who meet certain age and length of service requirements. Participants are eligible to contribute up to 19% of their annual compensation, not to exceed legal limits, and the Company, at its discretion, makes matching contributions to the Plan. Participants vest immediately in their contributions and after three years in the Company's contributions. The Company incurred expenses related to the Plan of $49, $42 and $37 for the years ended December 31, 1996, 1995 and 1994, respectively.

13. CONTINGENCY

         The Company is currently a defendant in certain product liability lawsuits that arose in the normal course of business. It is the opinion of management that the Company has meritorious defenses and the disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.



                 ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 14

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

               The following table of supplementary financial information presents selected unaudited quarterly results of the Company's operations over the last eight quarters:

                                                   1995                                            1996
-----------------------------------------------------------------------------------------------------------------------------
                              First       Second        Third      Fourth        First      Second        Third      Fourth
                             Quarter      Quarter      Quarter     Quarter      Quarter     Quarter      Quarter     Quarter
-----------------------------------------------------------------------------------------------------------------------------
Sales                        $38,149      $32,860      $39,094      $40,308      $36,722    $32,372      $38,857      $39,715
Gross profit                   7,067        5,869        7,676        8,043        6,527      6,594        7,024        6,838
Selling, general
     and administrative        4,061        4,398        5,224        5,061        5,519      5,250        5,537        5,114
Income from operations         3,006        1,471        2,452        2,982        1,008      1,344        1,487        1,724
Net income                     1,608          516        1,117        1,393          348        365          406          568
Earnings per share              0.31         0.10         0.21         0.27         0.07       0.07         0.08         0.11
-----------------------------------------------------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Ellett Brothers, Inc.

               We have audited the accompanying consolidated balance sheets of Ellett Brothers, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ellett Brothers, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

       COOPERS & LYBRAND L.L.P

Raleigh, North Carolina
February 14, 1997


                 ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 15

CORPORATE INFORMATION/OFFICERS AND DIRECTORS

OFFICERS

Joseph F. Murray, Jr.
President and Chief Executive Officer


Robert D. Gorham, Jr.
Chairman of the Board

Richard M. Eddinger
Vice President of Finance, Treasurer and Chief Financial Officer

E. Wayne Gibson
Chairman of the Executive Committee and Secretary


DIRECTORS

Robert D. Gorham, Jr.
Chairman of the Board, Ellett Brothers, Inc.
Chairman of the Board, The Tuscarora Corporation

Joseph F. Murray, Jr.
President and Chief Executive Officer
Ellett Brothers, Inc.

E. Wayne Gibson
Chairman of the Executive Committee and Secretary,
Ellett Brothers, Inc.
President, The Tuscarora Corporation

William H. Batchelor
Executive Vice President, The Tuscarora Corporation

Charles V. Ricks
Business Consultant
President, Edgemont Holdings, Inc.

William H. Stanley
Chairman of the Audit Committee
Retired President, Chairman and Chief Executive Officer,
Peoples Bank and Trust Company


CORPORATE INFORMATION

Independent Accountants
Coopers &Lybrand L.L.P.
150 Fayetteville Street Mall
Suite 2300
Raleigh, North Carolina 27601

Legal Counsel
Nexsen Pruet Jacobs & Pollard, LLP
1441 Main Street
Suite 1500
Columbia, South Carolina 29201

Annual Meeting of Shareholders
The 1997 annual meeting of shareholders will be held at 10 o'clock a.m. local time on Wednesday, May 28, 1997 at the Company's offices in Chapin, South Carolina. Shareholders of record as of April 15, 1997 are invited to attend this meeting.

Corporate Headquarters
Ellett Brothers, Inc.
267 Columbia Avenue
Chapin, South Carolina 29036
(803) 345-3751


STOCK AND DIVIDEND INFORMATION

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission are available upon request to the Company at the Corporate address.

Stock Transfer Agent
Continental Stock Transfer & Trust Company
2 Broadway, 19th Floor
New York, New York 10004

Stock Listing
The common stock of Ellett Brothers, Inc. is traded on the Nasdaq National Market System under the symbol ELET. As of March 18, 1997, the Company had a total of approximately 1279 shareholders. Of this total there were 79 shareholders of record and approximately 1200 nominee holders.



The following table sets forth the quarterly high and low sale prices per share for the common stock as reported on the Nasdaq National Market and dividends paid on common stock.

Quarter Ended:                    High                 Low              Dividend
--------------------------------------------------------------------------------
March 31, 1995                  $15.00                $7.00               $0.02
June 30, 1995                     9.25                 5.00                0.02
September 30, 1995                8.00                 6.13                0.02
December 31, 1995                 8.63                 6.50                0.02
March 31, 1996                    8.25                 5.50                0.02
June 30, 1996                     7.38                 5.38                0.02
September 30, 1996                6.50                 5.00                0.02
December 31, 1996                 5.63                 4.50                0.02

                 ELLETT BROTHERS . 1996 ANNUAL REPORT . PAGE 16